WASHINGTON, D.C. 20549

FORM 12b-25

                   NOTIFICATION OF LATE FILING

                                                    SEC FILE NUMBER:
                                                       0-16117

                        (Check One):

(X) Form 10-K  ( ) Form 11-K  ( ) Form 20-F  ( ) Form 10-Q  ( ) Form N-SAR

                                                       CUSIP NUMBER:
                                                        911471-10-0

                 For Period Ended: June 30, 1995

Read Instructions (on back page) Before Preparing Form. Please Print or Type.

Nothing in this Form Shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Annual Report on Form 10-KSB

Part I - Registrant Information

Full Name of Registrant
                      UNSI Corporation

Former Name if Applicable
                     United Service Source, Inc.

Address of Principal Executive Office (Street and Number)
    c/o Forstmann-Leff Associates, Inc., 55 East 52nd Street

City, State and Zip Code
    New York, New York 10055-0189

Part II - Rules 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

    (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

    (b) The subject annual report or semi-annual report/portion thereof will be
(X) filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report/portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

    (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail the reasons why the Form 10-K, 11-K, 20-F, 10-Q or N-SAR or portion thereof, could not be filed within the prescribed time period.

The principal operating subsidiary of the registrant recently sold substantially all of its operating assets. Because the officers of the registrant have been focusing their efforts on consummating this sale, the registrant is unable to timely file its Annual Report on Form 10-KSB. It is anticipated that the operating results related to the sale of the subsidiary's assets will be presented as losses from discontinued operations. The registrant is unable to quantify such losses at this time for the reasons set forth above.

Part IV - Other Information

(1) Name and telephone number of person to contact in regard to this notification

          Peter Lusk          212             407-9450
           (NAME)         (AREA CODE)     (TELEPHONE NUMBER)

(2) Have all other periodic reports required under Section 13 or 15(d)
    of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such
    reports) been filed? If answer is no, identify report(s).   (X) Yes  ( ) No

(3) It is anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
    thereof?                                                    (X) Yes  ( ) No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable
    estimate of the results can not be made.                   See Part III


                           UNSI Corporation
          (NAME OF REGISTRANT AS SPECIFIED IN CHARTER)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

DATE  September 28, 1995       BY  (Signature appears here)
                                   Chairman of the Board

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                            ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

                     GENERAL INSTRUCTIONS

1. This Form is required by Rule 12b-25 (17 CFR 240. 12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this Form and amendments thereto must be completed and filed with the Securities and Exchange Commission. Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the Form will be made a matter of the public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notification must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The Form shall be clearly identified as an amended notification.